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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2002

Commission File Number    0-13942

MAGNA INTERNATIONAL INC.

(Translation of registrant's name into English)
 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                                 Form 20-F ☐                        Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                                 Yes ☐                        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGNA INTERNATIONAL INC. (Registrant)
Date: November 26, 2002	By: /s/ J. Brian Colburn

J. Brian Colburn, Executive Vice-President, Special Projects and Secretary

EXHIBITS

Exhibit 13	The Third Quarter Report of the Registrant, including its unaudited comparative consolidated financial statements and Management's Discussion and Analysis of Results of Operations and Financial Condition for the fiscal quarter and nine months ended September 30, 2002.

Vision
Commitment
Resources
Solutions

THIRD QUARTER
REPORT
2002

Third Quarter Report

To the Shareholders of Magna International Inc.

[Unaudited]

[United States dollars in millions, except per share figures]

	For the nine months ended September 30,			For the three months ended September 30,
	2002	2001		2002	2001
Sales	$9,421	$8,197		$3,027	$2,517
Net income(1)	$444	$461	(3)	$132	$104	(3)
Net income from operations(2)	$440	$401	(4)	$117	$98	(4)
Diluted earnings per share(1)	$4.74	$4.92	(3)	$1.40	$1.02	(3)
Diluted earnings per share from operations(2)	$4.69	$4.25	(4)	$1.24	$1.04	(4)
(1)
Net income and diluted earnings per share have been prepared in accordance with Canadian Generally Accepted Accounting Principles ["Canadian GAAP"].

(2)
Net income from operations for the nine months ended September 30, 2002 is based on net income but excludes ownership dilution gains and losses from public subsidiary share issuances totalling a net gain of $4 million. Diluted earnings per share from operations for the nine months ended September 30, 2002 are based on diluted earnings per share and calculated using 90.7 million diluted shares outstanding, but exclude the ownership dilution gains and losses described above and an $11 million charge to retained earnings related to foreign exchange on the redemption of the 4.875% Convertible Subordinated Debentures.

  Net income from operations for the three months ended September 30, 2002 is based on net income but excludes ownership dilution gains from public subsidiary share issuances totalling a gain of $15 million. Diluted earnings per share from operations for the three months ended September 30, 2002 are based on diluted earnings per share and calculated using 90.7 million diluted shares outstanding, but exclude the ownership dilution gains described above.

  Net income from operations for the nine months ended September 30, 2001 is based on net income but excludes ownership dilution gains and losses from public subsidiary share issuances totalling a net gain of $48 million and a future income tax recovery of $12 million related to the reduction of enacted income tax rates in Canada. Diluted earnings per share from operations for the nine months ended September 30, 2001 are based on diluted earnings per share and calculated using 91.8 million diluted shares outstanding, but exclude the ownership dilution gains and losses and the future income tax recovery described above and a $10 million charge to retained earnings related to foreign exchange on the redemption of the 5% Convertible Subordinated Debentures.

  Net income from operations for the three months ended September 30, 2001 is based on net income but excludes ownership dilution gains from public subsidiary share issuances totalling a gain of $6 million. Diluted earnings per share from operations for the three months ended September 30, 2001 are based on diluted earnings per share and calculated using 91.9 million diluted shares outstanding, but exclude the ownership dilution gains described above and a $10 million charge to retained earnings related to foreign exchange on the redemption of the 5% Convertible Subordinated Debentures.

  For more information see notes 4, 5 and 6 to the Third Quarter Consolidated Financial Statements attached.

(3)
Net income has been restated due to an accounting policy change related to foreign currency translation, as required by the new recommendations of The Canadian Institute of Chartered Accountants ["CICA"]. The impact of the new recommendations on the Company's consolidated statement of income for the nine months and three months ended September 30, 2001 was to decrease net income by $nil and $1 million, respectively. For more information see note 2 to the Third Quarter Consolidated Financial Statements attached.

(4)
In accordance with new recommendations of the CICA, the Company no longer records amortization expense for goodwill and indefinite life intangible assets. If goodwill and indefinite life intangible assets had not been amortized during the nine months ended September 30, 2001, net income from operations and diluted earnings per share from operations would have increased by $14 million and $0.15, respectively. If goodwill and indefinite life intangible assets had not been amortized during the three months ended September 30, 2001, net income from operations and diluted earnings per share from operations would have increased by $5 million and $0.06, respectively. For more information see notes 2 and 3 to the Third Quarter Consolidated Financial Statements attached.

HIGHLIGHTS

The Company posted sales of $3.0 billion and $9.4 billion for the third quarter and nine months ended September 30, 2002, increases of 20% and 15% over the comparable periods ended September 30, 2001. The higher sales level in the third quarter ended September 30, 2002 reflects increases over the third quarter of 2001 of 28% in European content per vehicle, 3% in North American content per vehicle, 31% in tooling and other automotive sales, and increased vehicle production of 11% in North America and 2% in Europe. Sales at MEC for the third quarter ended September 30, 2002 were $65 million, compared to $66 million in the third quarter of 2001.

The Company earned net income from operations for the third quarter ended September 30, 2002 of $117 million, representing an increase over the third quarter in 2001 of 19% or $19 million, of which $5 million relates to the elimination of amortization of goodwill and indefinite life intangible assets. Net income for the third quarter ended September 30, 2002 was $132 million. The Company earned net income from operations for the nine months ended September 30, 2002 of $440 million, representing an increase over the nine months ended September 30, 2001 of 10% or $39 million, of which $14 million relates to the elimination of amortization of goodwill and indefinite life intangible assets. Net income for the nine months ended September 30, 2002 was $444 million.

Diluted earnings per share from operations were $1.24 for the third quarter ended September 30, 2002, compared to $1.04 for the third quarter of 2001, an increase of 19% or $0.20, of which $0.06 relates to the elimination of amortization of goodwill and indefinite life intangible assets. Diluted earnings per share for the third quarter ended September 30, 2002 were $1.40. Diluted earnings per share from operations were $4.69 for the nine months ended September 30, 2002, compared to $4.25 for the nine months ended September 30, 2001, an increase of 10% or $0.44, of which $0.15 relates to the elimination of amortization of goodwill and indefinite life intangible assets. Diluted earnings per share for the nine months ended September 30, 2002 were $4.74.

Cash generated from operations before changes in non-cash working capital was $257 million for the third quarter ended September 30, 2002. Total investment activities for the third quarter ended September 30, 2002 were $344 million, including $319 million in fixed assets of which $101 million relates to the purchase of the Eurostar facility from DaimlerChrysler, and $25 million in other assets.

DIVIDENDS

In accordance with Magna's Corporate Constitution, the Board of Directors declared a dividend of $0.34 per share on the outstanding Class A Subordinate Voting Shares and Class B Shares in respect of the quarter ended September 30, 2002. The dividend is payable on December 16, 2002 to shareholders of record on November 29, 2002.

OUTLOOK

I am pleased with our continued growth and success in the third quarter. Our team made progress on many fronts, including record third quarter sales, net income from operations and diluted earnings per share from operations. We continue to make every effort to support our customers by supplying competitively priced, innovative, quality products. These are key ingredients to helping our customers achieve their objectives, which in turn enhances Magna's standing as a valued partner.

A number of recent developments are expected to further strengthen Magna and benefit our shareholders.

In July, our Magna Steyr group completed the acquisition of DaimlerChrysler's Eurostar vehicle assembly facility in Austria. This acquisition provides Magna Steyr with the plant capacity to more efficiently undertake the assembly of the BMW X3 scheduled to begin in 2004 and also provides it with the skilled workforce necessary to take on assembly of the Chrysler minivan and the Saab 93 convertible program.

In October, we completed the acquisition of Donnelly Corporation. The combination of our mirrors business with Donnelly is consistent with our strategy of being a leader in each segment of the automotive industry in which we compete. Donnelly brings significant technology capabilities applicable not only to mirrors but to a wider range of automotive electronics. We expect to realize significant synergies from the combined businesses which will be carried on under the Magna Donnelly name.

Magna continues to have one of the strongest balance sheets in the industry, with cash reserves and little debt. Although we remain cautious about North American and European vehicle production volumes in the fourth quarter of 2002 due to uncertainty about general economic conditions, Magna remains in a strong position, both financially and operationally, to capitalize on new opportunities for continued short-term and long-term growth.

        Belinda Stronach

        President and Chief Executive Officer

MAGNA INTERNATIONAL INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
OF OPERATIONS AND FINANCIAL POSITION

For the three and nine month periods ended September 30, 2002

All amounts in this Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") are in U.S. dollars and all tabular amounts are in millions of U.S. dollars unless otherwise noted. This MD&A should be read in conjunction with the accompanying unaudited interim consolidated financial statements for the three and nine month periods ended September 30, 2002, which are prepared in accordance with Canadian generally accepted accounting principles, and the audited consolidated financial statements and MD&A for the year ended December 31, 2001, of Magna International Inc. ("Magna" or the "Company").

OVERVIEW

Magna, one of the most diversified automotive suppliers in the world, designs, develops and manufactures automotive components, assemblies, modules and systems, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks in North America, Europe, Mexico, South America and Asia. Magna supplies its automotive products and services through the following global product groups:

  Public Subsidiaries

  •
  Decoma International Inc. ("Decoma") — exterior components and systems which include fascias (bumpers), front and rear end modules, plastic body panels, roof modules, exterior trim components, sealing and greenhouse systems and lighting components

  •
  Intier Automotive Inc. ("Intier") — interior and closure components, systems and modules

  •
  Tesma International Inc. ("Tesma") — highly-engineered engine, transmission and fueling systems and modules

  Wholly Owned Subsidiaries

  •
  Magna Steyr — complete drivetrain technologies and complete vehicle engineering and assembly of low volume derivative and niche vehicles

  •
  Cosma International — stamped, hydroformed and welded metal body systems, components, assemblies and modules

  •
  Magna Mirror Systems — exterior and interior mirror systems (effective October 1, 2002, this group has been expanded through the acquisition of Donnelly Corporation and the group has been renamed Magna Donnelly)

In addition to the Company's automotive operations, Magna has certain non-automotive operations held through its public subsidiary, Magna Entertainment Corp. ("MEC"). MEC is the leading owner and operator of thoroughbred racetracks in the United States, based on revenue, and a leading supplier, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets. MEC currently operates eight thoroughbred racetracks, one standardbred racetrack and one greyhound racetrack, as well as the simulcast wagering venues at these tracks. In addition, MEC operates a number of off-track betting facilities and a national account wagering business named "XpressBet™".

THIRD QUARTER HIGHLIGHTS

The third quarter of 2002 proved to be another successful quarter for Magna. During the first nine months and third quarter of 2002, Magna posted record-breaking financial results, including:

  •
  Automotive sales of $9.0 billion and $3.0 billion, respectively;

  •
  Automotive operating income of $729 million and $206 million, respectively;

  •
  Net income from operations(1) of $440 million and $117 million, respectively; and

  •
  Diluted earnings per share from operations(1) of $4.69 and $1.24, respectively.

2002 OUTLOOK

Given its operational and financial strengths, including one of the strongest balance sheets in the industry, Magna is in a solid position to meet the challenges ahead. It is also well positioned to capitalize on industry trends and to continue to grow its average content per vehicle in both North America and Europe.

The Company anticipates that North American light vehicle production volumes in the fourth quarter of 2002 should exceed production volumes of the comparative quarter in the previous year based on current OEM production schedules, and that European production volumes in the fourth quarter should be level with production volumes of the comparative quarter in the previous year.

(1)
The Company measures and presents net income from operations and diluted earnings per share from operations because they are measures that are widely used by analysts and investors in evaluating the operating performance of the Company. However, net income from operations and diluted earnings per share from operations do not have any standardized meaning under Canadian generally accepted accounting principles and are therefore unlikely to be comparable to similar measures presented by other companies.

  Net income from operations and diluted earnings per share from operations are based on net income and diluted earnings per share as prepared in accordance with Canadian Generally Accepted Accounting Principles with the following adjustments:

		For the nine months ended Sept 30,		For the three months ended Sept 30,
		2002	2001	2002	2001
Net income as reported		$444	$461	$132	$104
Exclude:	Other income (net of related taxes)	(4)	(48)	(15)	(6)
	Future income tax recovery	—	(12)	—	—

Net income from operations		$440	$401	$117	$98

Diluted earnings per share as reported		$4.74	$4.92	$1.40	$1.02
Exclude:	Other income (net of related taxes)	(0.05)	(0.54)	(0.16)	(0.07)
	Future income tax recovery	—	(0.13)	—	—
	Dilutive impact of foreign exchange loss on redemption of 5% Convertible Subordinated Debentures	—	—	—	0.09

Diluted earnings per share from operations		$4.69	$4.25	$1.24	$1.04

  Diluted earnings per share from operations for the nine months ended September 30, 2002 is calculated using 90.7 million shares (2001 — 91.8 million). Diluted earnings per share from operations for third quarter of 2002 is calculated using 90.7 million shares (2001 — 91.9 million).

RESULTS OF OPERATIONS

Comparative Period Amounts

Foreign Currency Translation

In December 2001, the CICA amended Handbook Section 1650 "Foreign Currency Translation"("CICA 1650"). Under CICA 1650, gains and losses arising on long-term monetary items denominated in a foreign currency are no longer deferred and amortized over the period to maturity. Instead, such gains and losses are recognized in income as incurred.

The Company adopted the amendments to CICA 1650 effective January 1, 2002 with retroactive restatement to January 1, 2001. As a result of applying the amendments to CICA 1650, net income for the three month period ended September 30, 2001 was decreased by $1 million from the amount previously reported (see note 2 to the unaudited interim consolidated financial statements included elsewhere herein). There was no impact to net income for the nine month period ended September 30, 2001 as a result of applying the amendments to CICA 1650.

North American Vehicle Production and Average Content per Vehicle

North American vehicle production volumes, as reported by the Company, have historically included medium and heavy trucks. Effective with the first quarter of 2002, North American vehicle production volumes, as reported by the Company, include light vehicles only and exclude medium and heavy trucks. The Company does not have a substantial amount of North American medium and heavy truck content; therefore, this change will improve the comparability of the Company's North American production sales with vehicle production volumes. North American vehicle production volumes continue to include light vehicles produced in Canada, the United States and Mexico. The comparative period North American vehicle production and average content per vehicle amounts have been restated to conform to the current period's presentation. European vehicle production volumes, as reported by the Company, have historically excluded medium and heavy trucks.

Foreign Exchange

	For the three months ended Sept 30,			For the nine months ended Sept 30,
	2002	2001	Change	2002	2001	Change
1 Canadian dollar equals U.S. dollars	0.640	0.647	-1%	0.637	0.650	-2%
1 Euro equals U.S. dollars	0.984	0.893	+10%	0.927	0.896	+3%
1 British Pound equals U.S. dollars	1.549	1.440	+8%	1.479	1.439	+3%

The preceding table reflects the average foreign exchange rates between the most common currencies in which Magna conducts business and its U.S. dollar reporting currency. Significant changes in these foreign exchange rates impact the reported U.S. dollar amounts of Magna's sales, expenses and income. Throughout this MD&A, reference is made to the impact of foreign exchange on reported U.S. dollar amounts where relevant.

RESULTS OF OPERATIONS — FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002

Total Sales

Total sales were a record $9.4 billion for the first nine months of 2002, reflecting record sales levels at the Company's automotive operations of $9.0 billion and sales at the Company's non-automotive operations of $442 million.

Automotive Sales

	For the nine months ended
	Sept 30, 2002	Sept 30, 2001	Change
Vehicle Production Volumes (millions of units)
North America	12.458	11.631	+7%
Europe	12.156	12.464	-2%

Average Dollar Content Per Vehicle
North America	$423	$410	+3%
Europe	$222	$170	+31%

Automotive Sales
North American Production	$5,269	$4,766	+11%
European Production and Assembly	2,701	2,121	+27%
Other Automotive	1,009	886	+14%

Total Automotive Sales	$8,979	$7,773	+16%

Total automotive sales reached a record level for the first nine months of 2002, increasing by 16% compared to the first nine months of 2001.

During the first nine months of 2002, North American production sales increased by approximately 11% or $503 million over the first nine months of 2001 to $5.3 billion. This increase in sales reflects a 3% increase in the Company's North American average dollar content per vehicle combined with a 7% increase in North American vehicle production volumes over the first nine months of 2001.

During the first nine months of 2002, European production and assembly sales increased by approximately 27% or $580 million over the first nine months of 2001 to $2.7 billion. Of the total increase, $253 million reflects increased assembly sales related to the Mercedes E and G Class vehicles at the Company's Magna Steyr assembly operations in Austria. Also contributing to higher European production and assembly sales was an increase in the Company's European average dollar content per vehicle, including the impact of foreign exchange, offset in part by a 2% decline in European vehicle production volumes from the first nine months of 2001.

Other automotive sales, which include tooling and engineering sales, increased by approximately 14% or $123 million in the first nine months of 2002 to $1.0 billion, reflecting the Company's continued involvement in new production and assembly programs.

Operating Income — Automotive

Automotive operating income increased approximately 14%, or $88 million, to a record $729 million in the first nine months of 2002 compared to the first nine months of 2001. The 14% increase in operating income is the result of a higher gross margin generated by higher sales, and increases in net interest income and equity income. These improvements to operating income were partially offset by increases in selling, general and administrative ("SG&A") spending and depreciation and amortization in the first nine months of 2002.

Operating Income — Magna Entertainment Corp.

MEC generated revenues of $442 million and operating income of $17 million during the first nine months of 2002.

(i)
Racetrack Operations

  Revenues from racetrack operations were $420 million in the first nine months of 2002 compared to $373 million in the first nine months of 2001, an increase of $47 million or 13%. The increase in revenues was primarily attributable to the additional live racing days at Gulfstream Park, improved results at Santa Anita, the acquisitions of MEC Pennsylvania in April 2001 and Multnomah in October 2001, the lease of Portland Meadows in July 2001, and the launch of XpressBet™ into the California market in the first quarter of 2002.

  Operating income from racetrack operations improved by $1 million to $14 million for the nine months ended September 30, 2002. The increase in operating income is attributable to an increased number of racing days and continued cost savings and other synergies realized on the consolidation of racetracks during the period, offset in part by an increase in insurance and utility costs as well as higher costs of the corporate head office.

(ii)
Real Estate Operations

  Revenues from real estate operations were $22 million in the first nine months of 2002 compared to $51 million in the first nine months of 2001. Revenues and operating income for the first nine months of 2002 were benefited by $8 million and $2 million, respectively, as a result of real estate dispositions, whereas in the first nine months of 2001, revenues and operating income were benefited by $37 million and $17 million, respectively.

The remaining results of operations discussion in this MD&A focuses on the three months ended September 30, 2002 compared to the three months ended September 30, 2001. For a detailed discussion of the three months ended March 31, 2002 compared to the three months ended March 31, 2001, and of the three months ended June 30, 2002 compared to the three months ended June 30, 2001, refer to the MD&A in Magna's 2002 First Quarter Report and Second Quarter Report, respectively.

RESULTS OF OPERATIONS — FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2002

Total Sales

Total sales were a third quarter record of over $3.0 billion for the third quarter of 2002, reflecting sales levels at the Company's automotive operations of just under $3.0 billion and sales at the Company's non-automotive operations of $65 million.

Automotive Sales

	For the three months ended
	Sept 30, 2002	Sept 30, 2001	Change
Vehicle Production Volumes (millions of units)
North America	3.840	3.471	+11%
Europe	3.588	3.505	- 2%

Average Dollar Content Per Vehicle
North America	$428	$416	+3%
Europe	$247	$193	+28%

Automotive Sales
North American Production	$1,644	$1,445	+14%
European Production and Assembly	887	676	+31%
Other Automotive	431	330	+31%

Total Automotive Sales	$2,962	$2,451	+21%

Total automotive sales reached a third quarter record level in the third quarter of 2002, increasing by 21% compared to the third quarter of 2001.

North America

North American production sales increased 14% or $199 million, to $1.6 billion. This increase in sales reflects a 3% increase in the Company's North American average dollar content per vehicle combined with an 11% increase in North American vehicle production volumes over the third quarter of 2001.

In North America, the Company's average dollar content per vehicle grew to $428 for the third quarter of 2002 compared to $416 for the third quarter of 2001. This increase relates primarily to the launch of new programs during, or subsequent to, the third quarter of 2001, including the DaimlerChrysler DR (Ram pickup) program, the Ford U222/U228 (Ford Expedition/Lincoln Navigator) program, and the General Motors GMX320 (Cadillac CTS) and GMT315 (Saturn Vue) programs. Also increasing North American content was higher content and/or production on several programs, including the DaimlerChrysler RS (minivan) program, and the GMT 250/257 (Aztek/Rendezvous) programs. Content was also increased by Decoma's acquisition of Autosystems Manufacturing Inc. ("Autosystems") in September 2001. These increases in content were partially offset by certain high revenue programs, including the General Motors GMT 800 series (full size trucks and sport utilities) and Ford's U204 (Ford Escape/Mazda Tribute), where production volumes did not grow at the same rate as the growth of the overall level of North American production volumes.

Europe

European production and assembly sales increased 31% or $211 million for the third quarter of 2002, of which $70 million reflects increased assembly sales related to the Mercedes E and G Class vehicles at the Company's Magna Steyr assembly operations in Austria. Also contributing to higher European production and assembly sales was an increase in the Company's European average dollar content per vehicle combined with a 3% increase in European vehicle production volumes from the third quarter of 2001.

In Europe, the Company's average dollar content per vehicle grew by 28% to $247 for the third quarter of 2002 compared to $193 for the third quarter of 2001. The increase in content reflects higher reported U.S. dollar sales due to the strengthening of the Euro and British pound, each against the U.S. dollar and increased assembly sales at the Company's Magna Steyr assembly operations in Austria, of which additional assembly sales for the Mercedes E and G Class account for $19 of content growth. Content was also benefited by increased content for the Mercedes C-Class program and additional sales from a full quarter's production on programs that launched during 2001, including the Mini Cooper, the Smart City Coupe and the Opel/Vauxhall Vectra.

Other Automotive

Other automotive sales, which include tooling and engineering sales were $431 million for the third quarter of 2002, representing an increase of $101 million from the comparable quarter in 2001, including the BMW E83 (X3) program at Magna Steyr, and the Company's continued involvement in new production and other assembly programs.

Refer also to the automotive sales discussion in AUTOMOTIVE SEGMENTS below.

Gross Margin — Automotive

Gross margin as a percentage of total automotive sales for the third quarter of 2002 was 16.4% compared to 17.4% in the third quarter of 2001. Gross margin as a percentage of total automotive sales was negatively affected by increased integration and assembly sales, in particular increased Mercedes E and G Class sales, since such sales are accounted for on a full cost basis with a substantial portion of the sales price being comprised of purchased components (see Magna Steyr sales discussion in AUTOMOTIVE SEGMENTS below). Gross margin as a percentage of sales is lower in Europe compared to North America. As a result of the strengthening of the Euro and British pound, each against the U.S.dollar, more of Magna's consolidated gross margin was earned in Europe in the third quarter of 2002 compared to the third quarter of 2001. This has the effect of decreasing Magna's overall gross margin percentage. Increases in Mercedes E and G Class sales and integration program sales have the effect of increasing the level of total sales; however, because purchased components are included in cost of sales, gross margin as a percentage of total sales is negatively impacted. Gross margin as a percentage of total automotive sales was also negatively affected by increased tooling and other automotive sales, where gross margins are lower than on production programs, ramp-up costs for new programs, launch and operational inefficiencies at certain divisions, in particular at Magna Steyr's powertrain facilities, and OEM price concessions. Partially offsetting these declines in gross margin as a percentage of total automotive sales was the positive impact of higher vehicle production in North America and improved performance at a number of divisions.

Depreciation and Amortization — Automotive

Depreciation and amortization costs increased 5% to $104 million for the third quarter of 2002 compared to $99 million for the third quarter of 2001. The increase in depreciation and amortization in the third quarter of 2002 was primarily due to Magna's investment in capital equipment to support new production programs and facilities, and an increase in reported U.S. dollar depreciation and amortization due to the strengthening of the Euro and British pound, each against the U.S. dollar. Partially offsetting these increases was a reduction in depreciation and amortization due to no longer recording amortization expense for goodwill and indefinite life intangible assets in accordance with the new recommendations of the CICA. Amortization expense for goodwill and indefinite life intangible assets amounted to $5 million in the third quarter of 2001.

Selling, General and Administrative ("SG&A") — Automotive

SG&A expenses as a percentage of total automotive sales decreased to 6.3% for the third quarter of 2002 compared to 6.6% for the third quarter of 2001. SG&A expenses were $187 million for the third quarter of 2002, up from $162 million for the third quarter of 2001. The increase in SG&A expenses for the third quarter of 2002 relates primarily to higher costs to support the increase in sales levels, including spending to support new programs, and an increase in reported U.S. dollar SG&A due to the strengthening of the Euro and British pound, each against the U.S. dollar.

Interest Income, net — Automotive

Interest income (net of interest expense of $5 million) was $5 million for the third quarter of 2002, compared to net interest expense of $nil for the third quarter of 2001. The increase in net interest income reflects lower interest costs as a result of the redemptions of the 5% and 4.875% Convertible Subordinated Debentures in September 2001 and June 2002 respectively, combined with higher interest income resulting from an income tax refund and from the continued increase in the Company's average net cash position.

Operating Income — Automotive

Automotive operating income was a record $206 million for the third quarter of 2002 compared to $170 million for the third quarter of 2001. The 21% increase in operating income is the result of a higher gross margin generated by higher sales, and increases in net interest income and equity income. These increases were partially offset by increases in SG&A spending and depreciation and amortization in the third quarter of 2002.

Operating Income — Magna Entertainment Corp.

For the three months ended September 30, 2002	Racetrack Operations	Real Estate Operations	Total
Revenues	$58	$7	$65
Costs and expenses	74	8	82

Operating loss — MEC	$(16)	$(1)	$(17)

For the three months ended September 30, 2001	Racetrack Operations	Real Estate Operations	Total
Revenues	$59	$7	$66
Costs and expenses	71	5	76

Operating income (loss) — MEC	$(12)	$2	$(10)

Racetrack Operations

Revenues from racetrack operations decreased to $58 million for the third quarter of 2002 compared to $59 million for the third quarter of 2001. The decrease in revenues was primarily attributable to fewer live race days at The Meadows and lower average daily attendance at several facilities, partially offset by revenues from Multnomah, which was acquired in the fourth quarter of 2001.

The operating loss from racetrack operations increased by $4 million resulting in a $16 million operating loss for the third quarter of 2002. The decrease in racetrack operating income relates primarily to increased costs related to acquisitions or new business units not included in the prior year results, increased insurance costs and higher costs of the corporate head office, partially offset by reduced amortization expense as a result of no longer recording amortization expense for goodwill and indefinite life intangible assets (racing licenses) in accordance with the new recommendations of the CICA.

Real Estate Operations

Revenues from real estate operations were unchanged from the third quarter of 2001 at $7 million for the third quarter of 2002. Operating income from real estate operations decreased to a loss of $1 million for the third quarter of 2002 compared to operating income of $2 million for the third quarter of 2001. The decrease was primarily the result of reduced profitability at MEC's golf course operations and a lower number of units sold at MEC's European residential housing development.

Other Income

	For the three months ended
	Sept 30, 2002	Sept 30, 2001
Dilution gains:
Tesma	$13	$—
Decoma	2	—
Intier	—	6

	$15	$6

Other income is separately disclosed before income taxes. Other income items are limited to gains and losses realized by Magna on the disposal or dilution of investments that it holds in both its automotive and non-automotive operations.

For the three months ended September 30, 2002

In July 2002, Tesma completed a public offering by issuing 2.85 million of its Class A Subordinate Voting Shares for aggregate cash consideration, net of share issue expenses, of Cdn$97 million. Magna recognized a gain of $13 million from its ownership dilution arising from the issue. The gain recognized was not subject to income taxes as the issue was completed on a primary basis by Tesma.

In July 2002, Decoma issued 451,400 shares of its Class A Subordinate Voting Stock to satisfy its obligations under Decoma's Deferred Profit Sharing Plan. Magna recognized a gain of $2 million from its ownership dilution arising from the issue. The gain recognized was not subject to income taxes as the issue was completed on a primary basis by Decoma.

For the three months ended September 30, 2001

In August 2001, Intier completed an initial public offering by issuing 5.5 million of its Class A Subordinate Voting Shares to third parties for aggregate cash consideration, net of share issue expenses, of $72 million. The Company recognized a gain of $6 million from its ownership dilution arising from the issue. The gain realized was not subject to income taxes as the issue was completed on a primary basis by Intier.

Income Taxes

Magna's effective income tax rate on operating income (excluding equity and other income) for the third quarter of 2002 was substantially unchanged, increasing to 32.8% from 32.7% for the third quarter of 2001. During the third quarter of 2001, the Company's effective income tax rate was reduced because of the realization of tax refunds on the distribution of earnings from certain German subsidiaries. Partially offsetting this increase is the impact of the Company no longer amortizing goodwill, substantially all of which was not deductible for income tax purposes.

Minority Interest

	For the three months ended Sept 30, 2002		For the three months ended Sept 30, 2001
	Net Income	Minority Interest	Net Income	Minority Interest
Tesma	$15	56%	$15	51%
Decoma	$18	31%	$11	31%
Intier	$13	11%	$2	11%
MEC	$(10)	41%	$(6)	25%

Minority interest expense increased by $1 million to $12 million for the third quarter of 2002 compared to the third quarter of 2001. The increase in minority interest expense is primarily due to higher earnings at each of Magna's public automotive subsidiaries and an increased minority interest percentage at Tesma arising from a public stock issuance during July 2002. Partially offsetting the increase in minority interest expense was a combination of higher losses and a higher minority interest percentage at MEC arising from a public stock issuance in April 2002.

Net Income

For the third quarter of 2002, net income from operations(2) was a third quarter record of $117 million, representing a 19% increase over third quarter of 2001 net income from operations(2) of $98 million. The $19 million increase is the result of the $29 million increase in operating income, partially offset by increases in income taxes of $9 million and minority interest expense of $1 million. Including other income, net income was $132 million for the third quarter of 2002 compared to $104 million for the third quarter of 2001.

Earnings per Share

	For the three months ended
	Sept 30, 2002	Sept 30, 2001	Change
Consolidated:
Earnings per Class A Subordinate Voting or Class B Share
Basic	$1.41	$1.04	-36%
Diluted	$1.40	$1.02	-37%
Average number of Class A Subordinate Voting and Class B Shares outstanding
Basic	90.3	80.3	+12%
Diluted	90.7	87.2	+ 4%

From Operations(2):
Earnings per Class A Subordinate Voting or Class B Share
Basic	$1.24	$1.09	+14%
Diluted	$1.24	$1.04	+19%
Average number of Class A Subordinate Voting and Class B Shares outstanding
Basic	90.3	80.3	+12%
Diluted	90.7	91.9	-1%

(2)
see footnote (1)

Basic and diluted earnings per share from operations(3) are calculated using net income from operations(3). In addition, basic and diluted earnings per share from operations(3) for the third quarter of 2001 exclude a $10 million charge to retained earnings related to foreign exchange on the redemption of the 5% Convertible Subordinated Debentures. For more information see note 6 to the Company's unaudited interim consolidated financial statements included elsewhere herein.

Diluted earnings per share from operations(3) for the third quarter of 2002 were $1.24, an increase of $0.20 over third quarter 2001 diluted earnings per share from operations(3). Excluding the amortization of goodwill and indefinite life intangible assets, diluted earnings per share from operations(3) would have been $1.09 for the third quarter of 2001.

The increase in diluted earnings per share from operations(3) over the third quarter of 2001 is due to higher net income from operations(3) (including the impact of no longer recording amortization expense for goodwill and indefinite life intangible assets) and a decrease in the weighted average number of shares outstanding during the quarter. The decrease in the weighted average number of shares outstanding on a diluted basis is due to the redemption of the outstanding 5% Convertible Subordinated Debentures during the third quarter of 2001.

AUTOMOTIVE SEGMENTS

Refer to note 23 of the Company's 2001 audited consolidated financial statements, which explains the basis of segmentation.

	For the three months ended
	Sept 30, 2002		Sept 30, 2001
	Total Sales	Operating Income	Total Sales	Operating Income
Public Automotive Operations
Decoma International Inc.	$480	$31	$438	$19
Intier Automotive Inc.	932	24	729	7
Tesma International Inc.	226	20	189	14
Wholly Owned Automotive Operations
Magna Steyr	528	(4)	362	5
Cosma International and Other Automotive operations	816	69	755	72
Corporate and other	(20)	66	(22)	53

	$2,962	$206	$2,451	$170

The sales amounts in the segmented discussion below are before intersegment eliminations.

Decoma International Inc.

Sales

Decoma's sales increased by $42 million or 10% to $480 million for the third quarter of 2002. The increase in sales reflects increases in Decoma's North American average dollar content per vehicle, combined with an 11% increase in North American vehicle production volumes. European content was up slightly and European vehicle production volumes increased approximately 3%.

In North America, the increase in Decoma's dollar content per vehicle was attributable to the acquisition of Autosystems in September 2001, new takeover business, including content on the General Motors GMT 820 C and D (Cadillac Escalade and Denali SUV), GMT 806 (Escalade EXT) and GMT 800 and 830 (Silverado, Sierra and Suburban) programs, content on programs that launched during, or subsequent to, the third quarter of 2001, including the Nissan TK (Altima) and the DaimlerChrysler KJ (Jeep Liberty), and strong volumes on other high content programs. These increases were partially offset by lower sales as a result of lower production volumes on both the GMT 850 (Avalanche) program, where comparative period volumes were strong as General Motors worked to fill its distribution channels, and the DaimlerChrysler PT Cruiser program, the disposition of a non-core North American operating division in the first quarter of 2002, and the translation of Canadian dollar sales into the Company's U.S. dollar reporting currency.

(3)
see footnote (1)

In Europe, content growth reflects strong sales on the Mini Cooper program, and an increase in reported U.S. dollar sales due to the strengthening of the Euro and British Pound, each against the U.S. dollar. These increases were partially offset by a decrease in sales at certain facilities primarily as a result of lower vehicle production volumes on certain high content programs, including Decoma's largest European program, the Mercedes C-Class, and the cancellation at the beginning of the third quarter of DaimlerChrysler PT Cruiser production in Europe.

Operating Income

Decoma's operating income increased $12 million or 63% to $31 million for the third quarter of 2002. This increase came primarily in North America as a result of higher gross margin generated by higher sales, the acquisition of Autosystems and increased contributions from ongoing continuous improvement programs. These increases were partially offset by further OEM price concessions.

European operating income declined slightly. The benefits of substantially reduced operating losses at Decoma's Merplas facility in the United Kingdom were offset by the impact on operating income of lower production sales in Germany and Belgium. In addition, Decoma's European operating income was negatively impacted by costs incurred to support future European sales growth. Decoma will be launching a significant number of new programs, some of which involve new greenfield facilities, over the next two years. Finally, operating inefficiencies and other period costs at a European facility negatively impacted European operating income.

Lower interest expense as a result of debt reduction and lower market interest rates, a reduction in affiliation fees resulting from amending the affiliation fee agreement with Magna and lower depreciation and amortization expense, primarily due to goodwill no longer being amortized in accordance with the new recommendations of the CICA, also contributed to Decoma's operating income growth.

Intier Automotive Inc.

Sales

Intier's sales increased by $203 million or 28% to $932 million for the third quarter of 2002. The increase in sales reflects increases in Intier's average dollar content per vehicle in both North America and Europe, combined with an 11% increase in North American vehicle production volumes and a 3% increase in European vehicle production volumes. In addition, Intier's tooling and engineering sales increased 11% or $10 million to $97 million for the third quarter of 2002.

In North America, the increase in Intier's dollar content per vehicle relates primarily to a full quarter's production on programs that launched during 2001, including the DaimlerChrysler DR (Ram pickup) and General Motors GMX320 (Cadillac CTS), GMT315 (Saturn Vue) and GMT 360/370 (Envoy/Trailblazer) programs, as well as programs that launched during 2002 including the Ford U222/U228 (Ford Expedition/Lincoln Navigator).

In Europe, the increase in Intier's dollar content per vehicle relates primarily to a full quarter's production on programs that launched during 2001, including the Mini Cooper and the DaimlerChrysler Vaneo programs. Also increasing content were programs that launched during 2002 including the Opel Epsilon and Ford Fiesta/Ka and an increase in reported U.S. dollar sales due to the strengthening of the Euro and British Pound, each against the U.S. dollar.

Operating Income

Intier's operating income increased $17 million to $24 million for the third quarter of 2002. This increase was primarily a result of a higher gross margin generated by higher sales in North America, improvements at certain of Intier's operations, in both North America and Europe, contributions from new program launches in North America and Europe during 2001 and 2002, higher interest income, primarily as a result of interest income on an income tax refund and lower depreciation and amortization expense since goodwill is no longer amortized in accordance with the new recommendations of the CICA, partially offset by higher costs related to certain new programs launched in Europe, higher engineering costs on new programs, increased affiliation fees and increased SG&A costs associated with the increase in production sales.

Tesma International Inc.

Sales

Tesma's sales increased by $37 million or 20% to $226 million for the third quarter of 2002. The increase in sales reflects an increase in Tesma's average dollar content per vehicle in both North America and Europe, combined with an 11% increase in North American vehicle production volumes and a 3% increase in European vehicle production volumes.

In North America, the increase in Tesma's dollar content per vehicle relates primarily to increased volumes or content on several programs, including the General Motors Vortec 4200 engine (SUV Family), GM L850 and Line 6 engine programs, Ford's V8 engine programs and significant volume increases on various water management programs. Further contributing to the increased content per vehicle in North America was the ramp up of Tesma's first North American fuel filler tube assembly for the GMT 315 (Saturn Vue), higher volumes on the GM 1-2 accumulator cover and stator shaft programs and increased volumes on certain tensioner and alternator decoupler programs.

In Europe, the growth in dollar content per vehicle relates to the production launch of Tesma's first fuel tank assembly program as well as engineering and tooling sales associated with additional upcoming fuel tank program launches. In addition, the content increase reflects the ramp up in volumes of new engine and drivetrain programs launched earlier in the year, increased volumes on various fuel components and assemblies, and an increase in reported U.S. dollar sales due to the strengthening of the Euro against the U.S. dollar.

Operating Income

Tesma's operating income increased by $6 million or 43%, to $20 million for the third quarter of 2002. The increase in operating income is the result of higher gross margin generated by higher sales in North America, especially on some of Tesma's key engine and transmission programs, partially offset by higher infrastructure and support costs in Europe associated with various program launches and continued losses at Tesma's German die-casting facility. The higher gross margin in the quarter was partially offset by an increase in depreciation expense as Tesma continues to invest for new business, and higher SG&A costs and affiliation fees.

Magna Steyr

Sales

Magna Steyr's sales increased by 46% or $166 million to $528 million, of which $70 million reflects increased sales related to the Mercedes E and G Class vehicles at its assembly operations in Austria. In addition, Magna Steyr's higher sales also reflect a $67 million increase in engineering and tooling revenue, primarily as a result of development work for the BMW E83 (X3) program, the SAAB 93 program and the Mercedes S-Class, E-Class and C-Class programs, and a $48 million increase in reported U.S. dollar sales due to the strengthening of the Euro against the U.S. dollar.

In Europe, Magna Steyr assembled the Mercedes E-Class 4MATIC and 4X2 ("E-Class"), the Mercedes G-Class ("G-Class"), the Mercedes M-Class ("M-Class"), the Chrysler Jeep Grand Cherokee ("Jeep") and the Chrysler Voyager ("Voyager") vehicles, during the third quarter of 2002. Magna Steyr's vehicle assembly volumes for the third quarter of 2002 and 2001 were as follows:

	For the three months ended
	Sept 30, 2002	Sept 30, 2001	Change
Vehicle Assembly Volumes (Units)
E-Class	5,928	3,888	+52%
G-Class	2,157	1,199	+80%
M-Class	1,245	5,033	-75%
Jeep	5,555	4,528	+23%
Voyager	2,488	—	n/a

	17,373	14,648	+19%

Assembly sales increased $90 million in the third quarter of 2002. The increase in assembly sales was driven by the launch of the 4X2 E-Class in the first quarter of 2002, and higher volumes in the third quarter of 2002 over the third quarter of 2001 on G-Class vehicles, which collectively added $70 million in sales. Both the E-Class and G-Class are accounted for on a full-cost basis (see below). Assembly sales were further increased by higher volumes on Jeep vehicles in the third quarter of 2002 over the third quarter of 2001 as well as volumes on Voyager vehicles on which assembly began in the third quarter of 2002. Partially offsetting the increase in assembly sales were lower volumes on the M-Class vehicles, on which assembly ended in the third quarter of 2002 when DaimlerChrysler consolidated this production volume with its own assembly facility in the United States. The Jeep, M-Class and Voyager vehicle are all accounted for on a value-added basis (see below). Also contributing to higher assembly sales was a $27 million increase in reported U.S. dollar sales due to the strengthening of the Euro against the U.S. dollar.

The terms of Magna Steyr's various vehicle assembly contracts differ with respect to the ownership of components and supplies related to the assembly process and the method of determining the selling price to the OEM customer. Under certain contracts, Magna Steyr is acting as principal, and purchased components and systems in assembled vehicles are included in its inventory and cost of sales. These costs are reflected on a full-cost basis in the selling price of the final assembled vehicle to the OEM customer. Contracts to assemble E-Class and G-Class vehicles are accounted for in this manner. Other contracts provide that third party components and systems are held on consignment by Magna Steyr, and the selling price to the OEM customer reflects a value-added assembly fee only. Contracts to assemble M-Class, Jeep and Voyager vehicles are accounted for in this manner.

Production levels of the various vehicles assembled by Magna Steyr have an impact on the level of its sales and profitability. In addition, the relative proportion of programs accounted for on a full-cost basis and programs accounted for on a value-added basis also impact Magna Steyr's levels of sales and operating margin percentage, but may not necessarily affect its overall level of profitability. Assuming no change in total vehicles assembled, a relative increase in the assembly of vehicles accounted for on a full-cost basis has the effect of increasing the level of total sales and, because purchased components are included in cost of sales, profitability as a percentage of total sales is reduced. Conversely, a relative increase in the assembly of vehicles accounted for on a value-added basis has the effect of reducing the level of total sales and increasing profitability as a percentage of total sales.

Sales at Magna Steyr's powertrain operations decreased by $19 million to $85 million for the third quarter of 2002. The decrease in sales is primarily due to tooling sales recorded in the third quarter of 2001 for the GMT 257 (Rendezvous) program which launched in the third quarter of 2001. Production sales remained substantially unchanged.

Operating Income

Magna Steyr reported an operating loss of $4 million in the third quarter of 2002, compared to operating income of $5 million in the third quarter of 2001. The decrease primarily relates to additional costs incurred with respect to the Eurostar facility purchased in July 2002, and launch and operational inefficiencies at Magna Steyr's powertrain facilities in Austria partially offset by reduced interest paid to Magna's corporate office.

Cosma International and Other Automotive Operations

Sales

Magna's Cosma International and Other Automotive Operations sales increased by 8% or $61 million to $816 million for the third quarter of 2002. The increase in total automotive sales reflects an 11% increase in North American vehicle production volumes, a 3% increase in European vehicle production volumes, as well as increased tooling sales to support future production programs, including the DaimlerChrysler HB (Durango) program and various Volkswagen programs in Europe, partially offset by decreases in tooling sales related to the GMT800 program.

Operating Income

Magna's Cosma International and Other Automotive Operations operating income decreased $3 million to $69 million for the third quarter of 2002. This decrease was primarily the result of higher interest paid to Magna's corporate office, launch costs and OEM price concessions partially offset by improvements at certain facilities in North America.

In June 2002, Ford notified the Company that the CAL1 program was being cancelled. In September, 2002, CAL1 production was phased-out. As at September 30, 2002, the Company had unrecovered tooling and inventory related to the CAL1 program. Given the early stages of discussions with Ford, no impairment charge has been recorded at this time by the Company related to the program termination.

Corporate and Other

Corporate and other operating income of $66 million for the third quarter of 2002 increased $13 million over the third quarter of 2001. The increase primarily relates to interest savings on the redemption of the 5% and 4.875% Convertible Subordinated Debentures in September 2001 and June 2002, respectively, and higher interest income earned on the improved average net cash position, higher affiliation fees received due to increased sales partially offset by a $2 million charitable donation for European flood relief.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow from Operations

	For the three months ended
	Sept 30, 2002	Sept 30, 2001	Change
Net income	$132	$104
Items not involving current cash flows	125	128

	$257	$232	$25
Changes in non-cash working capital	(147)	(86)
Increase in deferred revenue	—	15

Cash provided from operating activities	$110	$161	$(51)

Cash flow from operations before changes in non-cash working capital in the third quarter of 2002 increased by $25 million over the third quarter of 2001. The improvement in cash generated from operations before changes in non-cash working capital and deferred revenue is primarily the result of a $28 million increase in net income offset by a $3 million decrease in non-cash items. Cash used in non-cash working capital amounted to $147 million for the third quarter of 2002. The increase in non-cash working capital was primarily attributable to increases in accounts receivable, inventory and prepaid expenses, partially offset by an increase in accounts payable. The increase in accounts receivable was primarily attributable to large cash collections that were received immediately after quarter end. Overall, cash flow from operations for the third quarter of 2002 was $110 million, representing a decrease of $51 million from the third quarter of 2001.

Capital and Investment Spending

	For the three months ended
	Sept 30, 2002	Sept 30, 2001	Change
Fixed assets, investments and other additions	$(343)	$(123)
Purchases of subsidiaries	—	(8)
Proceeds from disposals	8	8

Cash used in investing activities	$(335)	$(123)	$(212)

The Company invested $319 million in fixed assets and $24 million in other assets and investments in the third quarter of 2002. Of the total fixed asset spending, $101 million related to the purchase of the Eurostar facility, and an additional $180 million was related to the Company's automotive operations. Other asset spending includes an $11 million increase in long-term design and engineering receivables at Magna Steyr, $7 million of prototype costs incurred by Magna Steyr related to the BMW E83 program, and other capitalized amounts totaling $6 million.

In September 2001, Decoma acquired the lighting components manufacturing business and related fixed and working capital assets of Autosystems. Total consideration paid in connection with the acquisition amounted to $13 million, of which $8 million was paid on closing and the remaining amount was settled prior to December 31, 2001.

For the third quarter of 2002, proceeds from disposals were unchanged from the third quarter of 2001 at $8 million, reflecting proceeds of $2 million on the disposal of MEC real estate. The remaining $6 million consisted primarily of proceeds from normal course fixed and other asset dispositions.

Financing

	For the three months ended
	Sept 30, 2002	Sept 30, 2001	Change
Net issue of debt	$15	$38
Repayments of debentures' interest obligations	(1)	(13)
Preferred Securities distributions	(6)	(6)
Redemption of Convertible Subordinated Debentures	—	(121)
Repurchase of Class A Subordinate Voting Shares	(2)	—
Issues of shares by subsidiaries	62	72
Dividends paid to minority interests	(3)	(3)
Dividends	(29)	(28)

Cash provided from (used in) financing activities	$36	$(61)	$97

During the third quarter of 2002, the Company repurchased $2 million in Class A Subordinate Voting Shares for cancellation.

The issues of shares by subsidiaries in the third quarter of 2002 is comprised primarily of the July 2002 Tesma public offering of its Class A Subordinate Voting Shares for aggregate cash consideration, net of share issue expenses, of approximately $62 million. In the third quarter of 2001, the issues of shares by subsidiaries is comprised primarily of the August 2001 Intier initial public offering of its Class A Subordinate Voting Shares for aggregate cash consideration, net of share issue expenses, of approximately $72 million.

In August 2001, the Company called for redemption of the 5% Convertible Subordinated Debentures effective September 18, 2001. Prior to September 18, 2001, an aggregate $224 million principal amount of such debentures was converted into 4,216,682 Class A Subordinate Voting Shares. The balance of $121 million principal amount that remained outstanding was redeemed in cash.

Dividends paid during the current period were $0.34 per Class A Subordinate Voting or Class B Share, aggregating $29 million. These payments relate to dividends declared in respect of the three month period ended June 30, 2002. The increase in dividends paid in the third quarter of 2002 compared to the third quarter of 2001 is due to the increase in the aggregate number of Class A Subordinate Voting and Class B Shares outstanding arising from the issue of Class A Subordinate Voting Shares on conversions of 5% and 4.875% Convertible Subordinated Debentures during the third quarter of 2001 and second quarter of 2002, respectively, and on the exercise of stock options subsequent to the third quarter of 2001.

Financing Resources

During the third quarter of 2002, Magna's cash resources decreased by $218 million to approximately $1.2 billion. In addition to its cash resources, Magna has unused and available operating and term credit facilities of $864 million. Of such amounts, Magna's wholly owned operations had cash of $604 million and unused and available term credit facilities of $171 million at September 30, 2002, while the Company's non-wholly owned operations had cash of $561 million and unused and available operating and term credit facilities of $693 million at September 30, 2002.

In addition to the above unused and available financing resources, the Company sponsors a tooling finance program for tooling suppliers to finance tooling under construction for the Company. The maximum facility amount is $100 million. As at September 30, 2002, $18 million had been advanced to tooling suppliers under this facility. This amount is included in accounts payable on the Company's September 30, 2002 consolidated balance sheet.

Off-Balance Sheet Financing

The Company's off-balance sheet financing arrangements are limited to operating lease contracts. Refer to the Company's MD&A included in Magna's 2001 Annual Report.

NEW ACCOUNTING PRONOUNCEMENTS

[a]
In December 2001, the CICA amended Handbook Section 1650 "Foreign Currency Translation". Effective January 1, 2002, the Company adopted these new recommendations on a retroactive basis. The most significant change under the new recommendations is to eliminate the deferral and amortization method for unrealized translation gains and losses on long-term monetary assets and liabilities. Unrealized translation gains and losses on long-term monetary assets and liabilities are now reflected in income.

  The retroactive impact of adopting the new recommendations on the three and nine month periods ended September 30, 2001 was to decrease automotive net income by $1 million and $nil, respectively. In addition, for the three and nine month periods ended September 30, 2001, basic earnings per Class A Subordinate Voting or Class B Share decreased $0.01 and $nil, respectively.

[b]
In August 2001, the CICA issued Handbook Section 1581, "Business Combinations" ("CICA 1581") and Handbook Section 3062, "Goodwill and Other Intangible Assets" ("CICA 3062"). CICA 1581 requires that all business combinations initiated after September 30, 2001 be accounted for using the purchase method of accounting. In addition, CICA 1581 provides new criteria to determine when an acquired intangible asset should be recognized separately from goodwill.

  CICA 3062 requires the application of impairment rules for existing goodwill and intangible assets which meet the criteria for indefinite life, beginning with fiscal years starting after December 15, 2001. In all cases, the standard must be adopted at the beginning of a fiscal year.

  CICA 3062 requires the application of the non-amortization rules for existing goodwill and intangible assets which meet the criteria for indefinite life, beginning with fiscal years starting after December 15, 2001.

  Prior to the current standard coming into effect, goodwill impairment was assessed based on the estimated future undiscounted cash flows for the business to which goodwill relates. Under CICA 3062, goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit's net assets, including goodwill. Under CICA 3062, upon initial adoption of the goodwill valuation standards, any writedown of goodwill that is a result of an identified impairment is charged to opening retained earnings at January 1, 2002. Thereafter, goodwill must be assessed for impairment on an annual basis and any required writedown would be charged against earnings.

  Effective January 1, 2002, the Company adopted these new recommendations prospectively without restatement of any comparable period.

  In accordance with the new recommendations of the CICA, the Company completed its initial review of goodwill impairment in June of 2002. Based on this review, the Company recorded a goodwill writedown of $51 million, of which $15 million related to Decoma's U.K. reporting unit and $36 million related to Intier's European seating and latching systems reporting units. Of the total goodwill writedown of $51 million, $42 million was charged against January 1, 2002 opening retained earnings representing Magna's ownership interest in each of Decoma and Intier. The balance of the goodwill writedown of $9 million has been reflected as a reduction in the minority interest liability.

  The Company has performed the required impairment test for indefinite life intangibles, represented by racing licenses held by MEC, and has determined that no impairment charge is required.

[c]
In November 2001, the CICA issued Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". CICA 3870 requires that all stock-based awards granted to non-employees must be accounted for at fair value. The new standard also encourages, but does not require, the use of the fair value method for all stock-based compensation paid to employees. Specifically, the fair value method does not have to be applied to option plans where the only choice is for the employee to pay the exercise price and obtain stock. The new standard only applies to awards granted after the adoption date. The Company has prospectively adopted CICA 3870 effective January 1, 2002 and has elected to continue accounting for employee stock options using the intrinsic value method. The adoption of CICA 3870 had no effect on the Company's reported earnings for the three and nine month periods ended September 30, 2002.

COMMITMENTS AND CONTINGENCIES

[a]
On July 15, 2002, MEC entered into agreements to acquire a majority interest in Pimlico Race Course and Laurel Park, which are operated under the trade name "Maryland Jockey Club". The aggregate purchase price is expected to be approximately $51 million in cash, subject to normal closing adjustments. The closing of the transaction is expected to occur in the fourth quarter of 2002, subject to regulatory approvals and legislative review.

[b]
From time to time, the Company may be contingently liable for litigation and other claims. Refer to note 22 of the Company's 2001 audited consolidated financial statements, which describe the claims.

SUBSEQUENT EVENTS

[a]
On October 1, 2002, the Company completed the acquisition of Donnelly Corporation ("Donnelly"), the second largest global supplier of exterior and interior mirrors to the automotive industry, for total consideration of $298 million plus the assumption of approximately $95 million of interest-bearing debt. In accordance with the terms of the agreement, each Donnelly Class A and Class B shareholder received 0.459 Magna Class A Subordinate Voting Shares with an aggregate of 5.3 million Magna Class A Subordinate Voting Shares being issued.

[b]
On October 18, 2002, the shares of Flamboro Downs Holdings Limited, the owner and operator of Flamboro Downs, a harness racetrack located near Hamilton, Ontario, 45 miles west of Toronto, were acquired by Ontario Racing Inc. ("ORI"). ORI has entered into an agreement to transfer the shares of ORI to MEC five days after MEC receives all necessary regulatory approvals for the acquisition of Flamboro Downs, which is expected to occur within 90 days. MEC will equity account for ORI until the necessary regulatory approvals are obtained. Flamboro Downs also houses a gaming facility with 750 slot machines operated by the Ontario Lottery and Gaming Corporation. Pursuant to an agreement with the Ontario Lottery and Gaming Corporation, Flamboro Downs receives 20% of the "net win" (slot machine revenues minus payout to slot players), with one-half of that amount added to purses and the other half being retained by Flamboro Downs.

  The purchase price, net of cash acquired, was $55.2 million and was satisfied by vendor take-back notes of approximately $36.4 million with the remainder paid in cash by ORI. MEC has guaranteed the vendor take-back notes payable by ORI and loaned ORI the cash portion of the purchase price.

[c]
On October 23, 2002, MEC completed the acquisition of substantially all the operations and related assets of Lone Star Park at Grand Prairie, a Thoroughbred and American Quarter Horse racetrack located near Dallas, Texas. The acquired assets include the rights under a long-term lease of Lone Star Park and a related purchase option exercisable at termination of the lease in 2027. The purchase price of the acquisition was satisfied by the payment of approximately $81 million in cash and the assumption of certain liabilities, including the Lone Star Park capital lease obligation of approximately $19 million.

FORWARD-LOOKING STATEMENTS

The contents of this Quarterly Report (including the MD&A) contain statements which, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934. Forward-looking statements may include financial and other projections, as well as statements regarding Magna's future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions are used to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by Magna in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors Magna believes are appropriate in the circumstances. However, whether actual results and developments will conform with Magna's expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties include, but are not limited to: global economic conditions causing decreases in production volumes; price reduction pressures; pressure to absorb certain fixed costs; increased warranty, recall and product liability risk; dependence on outsourcing by automobile manufacturers; rapid technological and regulatory change; crude oil and energy prices; dependence on certain vehicle product lines; fluctuations in relative currency values; unionization activity; threat of work stoppages; the competitive nature of the auto parts supply market; program cancellations, delays in launching new programs and delays in constructing new facilities; completion and integration of acquisitions; disruptions caused by terrorism or war; changes in governmental regulations; the impact of environmental regulations; and other factors set out in Magna's Annual Information Form on Form 40-F, as renewed from time to time. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Magna expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this Quarterly Report (including the MD&A) to reflect subsequent information, events or circumstances or otherwise.

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

[Unaudited]
[United States dollars in millions, except per share figures]

	Nine months ended		Three months ended
	Sept 30, 2002	Sept 30, 2001	Sept 30, 2002	Sept 30, 2001
	[restated, see note 2]		[restated, see note 2]
Sales:
Automotive	$8,979	$7,773	$2,962	$2,451
Magna Entertainment Corp.	442	424	65	66

	9,421	8,197	3,027	2,517

Automotive costs and expenses:
Cost of goods sold	7,407	6,341	2,476	2,024
Depreciation and amortization	306	296	104	99
Selling, general and administrative	559	505	187	162
Interest expense (income), net	(5)	3	(5)	—
Equity income	(17)	(13)	(6)	(4)
Magna Entertainment Corp. costs and expenses	425	392	82	76

Operating income — automotive	729	641	206	170
Operating income (loss) — Magna Entertainment Corp.	17	32	(17)	(10)

Operating income	746	673	189	160
Other income [note 4]	4	48	15	6

Income before income taxes and minority interest	750	721	204	166
Income taxes [note 5]	250	221	60	51
Minority interest	56	39	12	11

Net income	$444	$461	$132	$104

Financing charges on Preferred Securities and other paid-in capital	$(21)	$(35)	$(5)	$(11)
Foreign exchange loss on the redemption of Convertible Subordinated Debentures [note 6]	(11)	(10)	—	(10)

Net income available to Class A Subordinate Voting and Class B Shareholders	412	416	127	83
Retained earnings,beginning of period	2,220	1,789	2,403	2,081
Dividends on Class A Subordinate Voting and Class B Shares	(88)	(81)	(31)	(28)
Distribution on transfer of business to subsidiary [note 7]	—	14	—	—
Cumulative adjustment for change in accounting policy related to foreign currency translation [note 2]	(3)	(2)	—	—
Adjustment for change in accounting policy related to goodwill [notes 2 and 3]	(42)	—	—	—
Repurchase of Class A Subordinate Voting Shares [note 9]	(1)	—	(1)	—

Retained earnings,end of period	$2,498	$2,136	$2,498	$2,136

Earnings per Class A Subordinate Voting or Class B Share [note 3]:
Basic	$4.77	$5.26	$1.41	$1.04
Diluted	$4.74	$4.92	$1.40	$1.02

Cash dividends paid per Class A Subordinate Voting or Class B Share	$1.02	$1.02	$0.34	$0.34

Average number of Class A Subordinate Voting and Class B Shares outstanding during the period [in millions]:
Basic	86.4	79.1	90.3	80.3
Diluted	90.7	91.8	90.7	87.2

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]
[United States dollars in millions]

	Nine months ended		Three months ended
	Sept 30, 2002	Sept 30, 2001	Sept 30, 2002	Sept 30, 2001
	[restated, see note 2]		[restated, see note 2]
Cash provided from (used for):
OPERATING ACTIVITIES
Net income	$444	$461	$132	$104
Items not involving current cash flows	406	316	125	128

	850	777	257	232
Changes in non-cash working capital	3	(189)	(147)	(86)
Increase in deferred revenue	69	15	—	15

	922	603	110	161

INVESTMENT ACTIVITIES
Fixed asset additions [note 8]	(593)	(323)	(319)	(108)
Purchase of subsidiaries	(3)	(32)	—	(8)
Decrease (increase) in investments	(2)	(6)	1	2
Increase in other assets	(86)	(30)	(25)	(17)
Proceeds from disposition of investments and other	24	71	8	8

	(660)	(320)	(335)	(123)

FINANCING ACTIVITIES
Net issues (repayments) of debt	(88)	11	15	38
Redemption of Convertible Subordinated Debentures [note 6]	—	(121)	—	(121)
Repayments of debentures' interest obligations	(13)	(31)	(1)	(13)
Preferred Securities distributions	(18)	(21)	(6)	(6)
Redemption of Subordinated Debentures by subsidiary	—	(34)	—	—
Issues of Class A Subordinate Voting Shares	19	12	—	—
Repurchase of Class A Subordinate Voting Shares [note 9]	(2)	—	(2)	—
Issues of shares by subsidiaries [note 4]	208	184	62	72
Dividends paid to minority interests	(9)	(7)	(3)	(3)
Dividends	(86)	(81)	(29)	(28)

	11	(88)	36	(61)

Effect of exchange rate changes on cash and cash equivalents	4	(18)	(29)	(4)

Net increase (decrease) in cash and cash equivalents during the period	277	177	(218)	(27)
Cash and cash equivalents,beginning of period	888	620	1,383	824

Cash and cash equivalents,end of period	$1,165	797	$1,165	797

See accompanying notes

MAGNA INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

[Unaudited]
[United States dollars in millions]

	September 30, 2002	December 31, 2001
		[restated, see note 2]
ASSETS
Current assets:
Cash and cash equivalents	$1,165	$890
Accounts receivable	2,168	1,752
Inventories	935	842
Prepaid expenses and other	82	74

	4,350	3,558

Investments	105	88
Fixed assets, net	3,935	3,595
Goodwill, net [note 3]	217	259
Future tax assets	115	114
Other assets	324	287

	$9,046	$7,901

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank indebtedness	$263	$308
Accounts payable	1,805	1,435
Accrued salaries and wages	268	228
Other accrued liabilities	218	158
Income taxes payable	48	62
Long-term debt due within one year	45	54

	2,647	2,245

Deferred revenue	86	16
Long-term debt	231	244
Debentures' interest obligation [note 6]	40	114
Other long-term liabilities	109	85
Future tax liabilities	289	274
Minority interest	699	441

	4,101	3,419

Shareholders' equity:
Capital stock
Class A Subordinate Voting Shares [notes 6 and 9]
[issued: 89,167,626; December 31, 2001 — 82,244,518]	2,186	1,682
Class B Shares
[convertible into Class A Subordinate Voting Shares]
[issued: 1,096,509; December 31, 2001 — 1,097,009]	1	1
Preferred Securities	277	277
Other paid-in capital [note 6]	63	463
Retained earnings	2,498	2,217
Currency translation adjustment	(80)	(158)

	4,945	4,482

	$9,046	$7,901

Commitments and contingencies [note 12]

See accompanying notes

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]
[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

        1.    Basis of Presentation

  The unaudited interim consolidated financial statements have been prepared in U.S. dollars following the accounting policies as set out in the 2001 annual consolidated financial statements, except as described in note 2.

  The unaudited interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the 2001 annual consolidated financial statements.

  In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position of the Company at September 30, 2002 and the results of operations and cash flows for the nine month and three month periods ended September 30, 2002 and 2001.

2.    Accounting Changes

  [a]
  In December 2001, The Canadian Institute of Chartered Accountants ["CICA"] amended Handbook Section 1650 "Foreign Currency Translation". Effective January 1, 2002, the Company adopted these new recommendations on a retroactive basis. The most significant change under the new recommendations is to eliminate the deferral and amortization method for unrealized translation gains and losses on long-term monetary assets and liabilities. Unrealized translation gains and losses on long-term monetary assets and liabilities are now reflected in income.

    The retroactive changes to the consolidated statement of income for the nine month and three month periods ended September 30, 2001 are as follows:

	Nine months ended September 30, 2001	Three months ended September 30, 2001
Increase in selling, general and administrative	$—	$1

Decrease in operating income	—	(1)
Increase in income taxes	—	—

Decrease in net income	$—	$(1)

    In addition, for the nine month and three month periods ended September 30, 2001, basic earnings per Class A Subordinate Voting or Class B Share decreased $nil and $0.01, respectively.

    The retroactive changes to the consolidated statement of cash flows for the nine month and three month periods ended September 30,2001 are as follows:

	Nine months ended September 30, 2001	Three months ended September 30, 2001
Decrease in net income	$—	$(1)
Increase in items not involving cash flows	$—	$1

    The retroactive changes to the consolidated balance sheet as at December 31, 2001 are as follows:

December 31, 2001
Decrease in other assets	$(5)
Decrease in future tax liabilities	$(2)
Decrease in retained earnings	$(3)

  [b]
  In August 2001, the CICA issued Handbook Section 1581, "Business Combinations" ["CICA 1581"] and Handbook Section 3062, "Goodwill and Other Intangible Assets" ["CICA 3062"]. CICA 1581 requires that all business combinations initiated after September 30, 2001 be accounted for using the purchase method of accounting. In addition, CICA 1581 provides new criteria to determine when an acquired intangible asset should be recognized separately from goodwill.

    CICA 3062 requires the application of the non-amortization rules for existing goodwill and intangible assets which meet the criteria for indefinite life, beginning with fiscal years starting after December 15, 2001. CICA 3062 also requires the application of impairment rules for existing goodwill and intangible assets which meet the criteria for indefinite life, beginning with fiscal years starting after December 15, 2001. In all cases, the standard must be adopted at the beginning of a fiscal year.

    Prior to the current standard coming into effect, goodwill impairment was assessed based on the estimated future undiscounted cash flows for the business to which goodwill relates. Under CICA 3062, goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit's net assets, including goodwill. Under CICA 3062, upon initial adoption of the goodwill valuation standards, any writedown of goodwill that is a result of an identified impairment is charged to opening retained earnings at January 1, 2002. Thereafter, goodwill must be assessed for impairment on an annual basis and any required writedown would be charged against earnings.

    Effective January 1, 2002, the Company adopted these new recommendations prospectively without restatement of any comparable period [see note 3].

  [c]
  In November 2001, the CICA issued Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". CICA 3870 requires that all stock-based awards granted to non-employees must be accounted for at fair value. The new standard also encourages, but does not require, the use of the fair value method for all stock-based compensation paid to employees. Specifically, the fair value method does not have to be applied to option plans where the only choice is for the employee to pay the exercise price and obtain stock. The new standard only applies to awards granted after the adoption date. The Company has prospectively adopted CICA 3870 effective January 1, 2002 and has elected to continue accounting for employee stock options using the intrinsic value method. The adoption of CICA 3870 had no effect on the Company's reported earnings for the nine month period ended September 30, 2002 [see note 10].

3.    Goodwill and Other Assets

  [a]
  In accordance with the new recommendations of the CICA, the Company no longer records amortization expense for goodwill and indefinite life intangible assets. On an adjusted basis, the Company's net income and basic and diluted earnings per Class A Subordinate Voting or Class B Share at September 30, 2001 would have been as follows:

	Nine months ended September 30, 2001	Three months ended September 30, 2001
Net income as reported	$461	$104
Restatement to eliminate amortization of goodwill and indefinite life intangible assets	14	5

Adjusted net income	$475	$109

Basic earnings per share as reported	$5.26	$1.04
Restatement to eliminate amortization of goodwill and indefinite life intangible assets	0.18	0.06

Adjusted basic earnings per share	$5.44	$1.10

Diluted earnings per share as reported	$4.92	$1.02
Restatement to eliminate amortization of goodwill and indefinite life intangible assets	0.15	0.06

Adjusted diluted earnings per share	$5.07	$1.08

  [b]
  In accordance with the new recommendations of the CICA, the Company completed its initial review of goodwill impairment in June of 2002. Based on this review, the Company recorded a goodwill writedown of $51 million, of which $15 million related to Decoma International Inc.'s ["Decoma"] U.K. reporting unit and $36 million related to Intier Automotive Inc.'s ["Intier"] European seating and latching systems reporting units. Of the total goodwill writedown of $51 million, $42 million was charged against January 1, 2002 opening retained earnings representing Magna's ownership interest in the writedowns of Decoma and Intier. The balance of the goodwill writedown of $9 million has been reflected as a reduction in the opening minority interest.

    The Company has performed the required impairment test for indefinite life intangibles, represented by racing licenses held by Magna Entertainment Corp. ["MEC'], and has determined that no impairment charge is required.

4.    Other Income

  [a]
  In July 2002, Tesma completed a public offering by issuing 2.85 million of its Class A Subordinate Voting Shares for aggregate cash consideration, net of share issue expenses, of Cdn$97 million. Magna recognized a gain of $13 million from its ownership dilution arising from the issue. The gain recognized was not subject to income taxes as the issue was completed on a primary basis by Tesma.

  [b]
  In July 2002, Decoma issued 451,400 shares of its Class A Subordinate Voting Stock to satisfy its obligations under Decoma's Deferred Profit Sharing Plan. Magna recognized a gain of $2 million from its ownership dilution arising from the issue. The gain recognized was not subject to income taxes as the issue was completed on a primary basis by Decoma.

  [c]
  In April 2002, MEC completed a public offering by issuing 23 million shares of its Class A Subordinate Voting Stock for aggregate cash consideration, net of share issue expenses, of $142 million. The Company recognized a loss of $11 million from its ownership dilution arising from the issue. The loss incurred was not subject to income taxes as the issue was completed on a primary basis by MEC.

  [d]
  In April 2001, MEC issued 3.2 million shares of Class A Subordinate Voting Stock of MEC to complete the acquisition of certain businesses [see note 8]. The Company incurred a loss of $7 million from its ownership dilution on the issue. The loss incurred was not subject to income taxes as the issue was completed on a primary basis by MEC.

  [e]
  In June 2001, Decoma, completed a public offering by issuing 16.1 million of its Class A Subordinate Voting Shares for aggregate cash consideration, net of share issue expenses, of $111 million. The Company recognized a gain of $49 million from its ownership dilution arising from the issue. The gain realized was not subject to income taxes as the issue was completed on a primary basis by Decoma.

  [f]
  In August 2001, Intier completed an initial public offering by issuing 5.5 million of its Class A Subordinate Voting Shares to third parties for aggregate cash consideration, net of share issue expenses, of $72 million. The Company recognized a gain of $6 million from its ownership dilution arising from the issue. The gain realized was not subject to income taxes as the issue was completed on a primary basis by Intier.

5.    Income Taxes

    During the second quarter of fiscal 2001, the Company recorded a future income tax recovery of $12 million related to the reduction of enacted income tax rates in Canada.

6.    Redemption of Convertible Subordinated Debentures

  [a]
  In May 2002, the Company called for redemption of the 4.875% Convertible Subordinated Debentures effective June 6, 2002. Prior to June 6, 2002, an aggregate $29 million principal amount of such debentures was converted into 389,719 Class A Subordinate Voting Shares. The balance of the $451 million principal amount that remained outstanding was redeemed by issuing 6,155,863 Class A Subordinate Voting Shares.

    On redemption, the Company incurred a foreign exchange loss of $11 million related to the equity component of the 4.875% Convertible Subordinated Debentures. Accordingly, such amount was recorded as a charge to retained earnings. In accordance with the recommendations of the CICA, the foreign exchange loss of $11 million has been recorded as a charge to income available to Class A Subordinate Voting or Class B Shareholders and reflected in the calculation of basic and diluted earnings per share.

  [b]
  In August 2001, the Company called for redemption of the 5% Convertible Subordinated Debentures effective September 18, 2001. Prior to September 18, 2001, an aggregate $224 million principal amount of such debentures was converted into 4,216,682 Class A Subordinate Voting Shares. The balance of $121 million principal amount that remained outstanding was redeemed in cash.

    On redemption, the Company incurred a foreign exchange loss of $10 million related to the equity component of the 5% Convertible Subordinated Debentures. Accordingly, such amount was recorded as a charge to retained earnings. In accordance with the new recommendations of the CICA, the foreign exchange loss of $10 million has been recorded as a charge to income available to Class A Subordinate Voting or Class B Shareholders and reflected in the calculation of basic and diluted earnings per share.

7.    Distribution on Transfer of Business to Subsidiary

    In January 2001, Decoma purchased Magna Exterior Systems ["MES"] and the remaining 60% of Decoma Exterior Trim ["DET"] owned by Magna. The aggregate purchase price paid by Decoma was $203 million which was satisfied by the payment of $3 million in cash, and through the issuance of 8,333,333 Decoma Class A Subordinate Voting Shares and 2,000,000 5.75% convertible, redeemable and retractable Decoma preferred shares. In addition, Decoma assumed the debt of MES and DET owing to the Company which totalled $220 million at the closing date. Given that the proceeds received from Decoma exceeded the net book value of the Company's investment in MES and DET on the transaction date, the minority interest portion of such excess has been recorded as a distribution on the transfer of MES and DET to Decoma. Such distribution also includes the effect of the increase in Magna's equity interest in Decoma as a result of this transaction, from approximately 89% to approximately 91%. The distribution on the transfer of MES and DET to Decoma has been recorded in the consolidated retained earnings of the Company.

8.    Acquisitions

  [a]
  In July 2002, Magna Steyr completed the purchase of DaimlerChrysler's Eurostar facility in Austria. The purchase price consisted of euro 90 million paid in cash on closing and an additional euro 20 million paid in cash in September 2002. Magna Steyr will use the Eurostar facility to assemble the BMW E83 (X3) commencing in the fourth quarter of 2003.

  [b]
  In April 2001, MEC completed the acquisition of Ladbroke Racing Pennsylvania Inc. and Sport Broadcasting, Inc. [collectively the "Ladbroke Companies"] for total consideration of $48 million [net of cash acquired of $7 million]. In accordance with the terms of the agreement, $21 million of the purchase price was paid in cash, $13 million was satisfied through the issuance of 3.2 million shares of Class A Subordinate Voting Stock of MEC and the balance was satisfied through the issuance of two promissory notes that are payable on the first and second anniversaries of closing, respectively. The promissory notes bear interest at 6% per annum. The Ladbroke Companies include account wagering operations, The Meadows harness track and four off-track betting facilities.

  [c]
  In September 2001, Decoma acquired the lighting components manufacturing business and related fixed and working capital assets of Autosystems Manufacturing Inc. ["Autosystems"], an automotive lighting manufacturer located in Ontario whose principal customers include General Motors Corporation and Visteon Corporation. Total consideration paid in connection with the acquisition amounted to $12 million.

9.    Capital Stock

  [a]
  On August 7, 2002, the Company announced that The Toronto Stock Exchange ["TSX"] and the New York Stock Exchange ["NYSE"] accepted notices of the Company's intention to purchase for cancellation up to 3,250,000 of its Class A Subordinate Voting Shares, representing less than 5% of the Company's issued and outstanding Class A Subordinate Voting Shares, pursuant to a normal course issuer bid. The Company's bid commenced on August 12, 2002 and will expire no later than August 11, 2003. All purchases of Class A Subordinate Voting Shares will be made at the market price at the time of purchase in accordance with the by-laws, rules and policies of the TSX and the NYSE, subject to a maximum aggregate expenditure of U.S.$200 million. The actual number of Class A Subordinate Voting Shares and the timing of any purchases will be determined by the Company. The Company will not purchase any of its Class B Shares pursuant to the bid.

    During the three months ended September 30, 2002, the Company repurchased for cancellation 33,900 Class A Subordinate Voting Shares for aggregate cash consideration of approximately $2 million. In accordance with the recommendations of the CICA, the excess of the cash paid over the book value of the common shares repurchased of $1 million has been charged to retained earnings.

  [b]
  The following table presents the maximum number of Class A Subordinate Voting and Class B Shares that would be outstanding if all dilutive instruments outstanding at September 30, 2002 were exercised:

Class A Subordinate Voting and Class B Shares outstanding at September 30,2002	90.3
Stock options	3.5

93.8

    The above amounts exclude Class A Subordinate Voting Shares issuable,at the Company's option, to settle the 7.08% subordinated debentures and Preferred Securities on redemption or maturity.

10.  Stock-Based Compensation

  [a]
  The following is a continuity schedule of options outstanding [number of options in the table below are expressed in whole numbers and have not been rounded to the nearest million]:

	Options outstanding
	Number of options	Weighted average exercise price		Number of options exercisable
Outstanding at December 31, 2001	2,553,000	Cdn$	75.16	1,157,000
Granted	1,247,500	Cdn$	109.45	—
Exercised	(333,625)	Cdn$	76.06	(333,625)
Vested	—		—	249,500

Outstanding at March 31, 2002	3,466,875	Cdn$	87.41	1,072,875
Granted	100,000	Cdn$	109.45	—
Exercised	(54,000)	Cdn$	69.00	(54,000)
Vested	—		—	172,000

Outstanding at June 30, 2002	3,512,875	Cdn$	88.32	1,190,875
Exercised	(6,000)	Cdn$	62.75	(6,000)
Vested	—		—	49,500

Outstanding at September 30, 2002	3,506,875	Cdn$	88.36	1,234,375

  [b]
  The Company does not recognize compensation expense for its outstanding fixed price stock options. Under CICA 3870, the Company is now required to disclose compensation expense for fixed price stock options issued subsequent to January 1, 2002, assuming compensation expense for the stock option plan had been determined based upon the fair value at the grant date, consistent with the methodology prescribed by the CICA.

    The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk free interest rate	5%
Expected dividend yield	1.45%
Expected volatility	24%
Expected time until exercise	4 years

    The Black-Scholes option valuation model used by the Company to determine fair values was developed for use in estimating the fair value of freely traded options which are fully transferable and have no vesting restrictions. In addition,this model requires the input of highly subjective assumptions, including future stock price volatility and expected time until exercise. Because the Company's outstanding stock options have characteristics which are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

    For purposes of pro forma disclosures, the Company's net income and basic and diluted earnings per Class A Subordinate Voting or Class B Share for the nine months and three months ended September 30, 2002 would have been as follows:

	Nine months ended September 30, 2002	Three months ended September 30, 2002
Pro forma net income	$434	$131
Pro forma earnings per Class A Subordinate Voting or Class B Share
Basic	$4.65	$1.40
Diluted	$4.63	$1.39

    The weighted average fair value of options granted during the nine months and three months ended September 30, 2002 was:

	Nine months ended September 30, 2002	Three months ended September 30, 2002
Weighted average fair value of options granted during the period	$15.39	$—

11.  Segmented Information

	Nine months ended September 30, 2002			Nine months ended September 30, 2001
	Total sales	Operating income	Fixed assets, net	Total sales	Operating income	Fixed assets, net
Public Automotive Operations
Decoma International Inc.	$1,583	$131	$493	$1,404	$84	$493
Intier Automotive Inc.	2,807	98	444	2,401	56	394
Tesma International Inc.	678	67	273	589	57	239
Wholly Owned Automotive Operations
Magna Steyr	1,471	11	509	1,060	17	322
Cosma International and Other Automotive Operations	2,513	266	820	2,401	288	780
Corporate and other	(73)	156	765	(82)	139	744

Total Automotive Operations	8,979	729	3,304	7,773	641	2,972
MEC	442	17	631	424	32	575

Total reportable segments	$9,421	$746	3,935	$8,197	$673	3,547
Current assets			4,350			3,535
Investments, goodwill and other assets			761			726

Consolidated total assets			$9,046			$7,808

	Three months ended September 30, 2002			Three months ended September 30, 2001
	Total sales	Operating income (loss)	Fixed assets, net	Total sales	Operating income (loss)	Fixed assets, net
Public Automotive Operations
Decoma International Inc.	$480	$31	$493	$438	$19	$493
Intier Automotive Inc.	932	24	444	729	7	394
Tesma International Inc.	226	20	273	189	14	239
Wholly Owned Automotive Operations
Magna Steyr	528	(4)	509	362	5	322
Cosma International and Other Automotive Operations	816	69	820	755	72	780
Corporate and other	(20)	66	765	(22)	53	744

Total Automotive Operations	2,962	206	3,304	2,451	170	2,972
MEC	65	(17)	631	66	(10)	575

Total reportable segments	$3,027	$189	3,935	$2,517	$160	3,547
Current assets			4,350			3,535
Investments, goodwill and other assets			761			726

Consolidated total assets			$9,046			$7,808

12.  Commitments and Contingencies

  [a]
  On July 15, 2002, MEC entered into agreements to acquire a majority interest in Pimlico Race Course and Laurel Park, which are operated under the trade name "Maryland Jockey Club" ["MJC"]. The aggregate purchase price is expected to be approximately $51 million in cash, subject to normal closing adjustments. The closing of the transaction is expected to occur in the fourth quarter of 2002, subject to regulatory approvals and legislative review.

13.  Subsequent Events

  [a]
  On October 1, 2002, the Company completed the acquisition of Donnelly Corporation ["Donnelly"], the second largest global supplier of exterior and interior mirrors to the automotive industry, for total consideration of $298 million plus the assumption of approximately $95 million of interest-bearing debt. In accordance with the terms of the agreement, each Donnelly Class A and Class B shareholder received 0.459 Magna Class A Subordinate Voting Shares, with an aggregate of 5.3 million Magna Class A Subordinate Voting Shares being issued.

  [b]
  On October 18, 2002, the shares of Flamboro Downs Holdings Limited, the owner and operator of Flamboro Downs, a harness racetrack located near Hamilton, Ontario, 45 miles west of Toronto, were acquired by Ontario Racing Inc. ["ORI"]. ORI has entered into an agreement to transfer the shares of ORI to MEC five days after MEC receives all necessary regulatory approvals for the acquisition of Flamboro Downs, which is expected to occur within 90 days. MEC will equity account for ORI until the necessary regulatory approvals are obtained. Flamboro Downs also houses a gaming facility with 750 slot machines operated by the Ontario Lottery and Gaming Corporation. Pursuant to an agreement with the Ontario Lottery and Gaming Corporation, Flamboro Downs receives 20% of the "net win" (slot machine revenues minus payout to slot players), with one-half of that amount added to purses and the other half being retained by Flamboro Downs.

    The purchase price, net of cash acquired, was $55.2 million and was satisfied by vendor take-back notes of approximately $36.4 million with the remainder paid in cash by ORI. MEC has guaranteed the vendor take-back notes payable by ORI and loaned ORI the cash portion of the purchase price.

  [c]
  On October 23, 2002, MEC completed the acquisition of substantially all the operations and related assets of Lone Star Park at Grand Prairie, a Thoroughbred and American Quarter Horse racetrack located near Dallas, Texas. The acquired assets include the rights under a long-term lease of Lone Star Park and a related purchase option exercisable at termination of the lease in 2027. The purchase price of the acquisition was satisfied by the payment of approximately $81 million in cash and the assumption of certain liabilities, including the Lone Star Park capital lease obligation of approximately $19 million.

14.  Comparative Figures

  Certain of the comparative figures have been reclassified to conform to the current period's method of presentation.

SHAREHOLDER INFORMATION

OFFICE LOCATIONS FOR MAGNA AND ITS MAJOR SUBSIDIARIES AND GROUPS

CORPORATE OFFICES

Magna International Inc. 337 Magna Drive Aurora, Ontario, Canada L4G 7K1 Telephone: (905) 726-2462 www.magna.com	Magna International of America, Inc. 600 Wilshire Drive Troy, Michigan, USA 48084 Telephone: (248) 729-2400	Magna International Europe Magna-Strasse 1 A-2522 Oberwaltersdorf, Austria Telephone: 011-43-2253-600-0	MI Developments Inc. 455 Magna Drive Aurora, Ontario, Canada L4G 7A9 Telephone: (905) 713-6322

GROUP OFFICES
Intier Automotive Inc. 521 Newpark Boulevard Newmarket, Ontario, Canada L3Y 4X7 Telephone: (905) 898-5200 www.intier.com	Closure Systems 521 Newpark Boulevard Newmarket, Ontario, Canada L3Y 4X7 Telephone: (905) 898-2665	Interior Systems United States 39600 Lewis Drive, Novi, Michigan, USA 48377 Telephone: (248) 567-4000 27300 Haggerty Road, Suite F-10 Farmington Hills, Michigan, USA 48331 Telephone: (248) 553-9500	Europe 19 Ostring, D-63762 Grossostheim, Germany Telephone: 011-49-6026-992-0 Bircholt Road, Parkwood Industrial Trading Estate Maidstone, Kent, England ME15 9XT Telephone: 011-44-162-268-6311
Magna Steyr Liebenauer Hauptstrasse 317 A-8041 Graz, Austria Telephone: 011-43-316-404-0 www.magnasteyr.com	North America 600 Wilshire Drive Troy, Michigan, USA 48084 Telephone: (248) 729-2400
Decoma International Inc. 50 Casmir Court Concord, Ontario, Canada L4K 4J5 Telephone: (905) 669-2888 www.decoma.com	Europe Im Ghai D-73776 Altbach, Germany Telephone: 011-49-7153-65-0	United States 600 Wilshire Drive Troy, Michigan, USA 48084-1625 Telephone: (248) 729-2500
Cosma International 50 Casmir Court Concord, Ontario, Canada L4K 4J5 Telephone: (905) 669-9000	Europe Amsterdamer Strasse 230 D-50735 Köln, Germany Telephone: 011-49-221-976-5230	United States 1807 East Maple Road Troy, Michigan, USA 48083 Telephone: (248) 524-5300
Tesma International Inc. 1000 Tesma Way Concord, Ontario, Canada L4K 5R8 Telephone: (905) 417-2100 www.tesma.com	Europe Tesma Allee 1, 8261 Sinabelkirchen, Austria Telephone: 011-43-3118-20550-140	United States 23300 Haggerty Road, Suite 200 Farmington Hills, Michigan, USA 48335 Telephone: (248) 888-5550
Magna Donnelly 49 West Third Street Holland, Michigan, USA 49423 Telephone: (616) 686-7000 www.donnelly.com	Europe Industriestrasse 3, D-97959 Assamstadt, Germany Telephone: 011-49-6294-909-0
Magna Entertainment Corp. 337 Magna Drive Aurora, Ontario, Canada L4G 7K1 Telephone: (905) 726-2462 www.magnaentertainment.com		United States 285 West Huntington Drive Arcadia, California, USA 91007 Telephone: (626) 574-7223

EXCHANGE LISTINGS

Class A Subordinate Voting Shares		8.65% Series A Preferred Securities — The Toronto Stock Exchange (MG.PR.A)
	— The Toronto Stock Exchange (MG.A)	8.875% Series B Preferred Securities — The New York Stock Exchange (MGAPRB)
— The New York Stock Exchange (MGA)
Class B Shares	— The Toronto Stock Exchange (MG.B)
TRANSFER AGENTS AND REGISTRARS
Canada — Class A Subordinate Voting and Class B Shares Computershare Trust Company of Canada (formerly Montreal Trust Company of Canada) Toronto, Montreal and Vancouver		United States — Class A Subordinate Voting Shares Computershare Trust Company, Inc. Golden, Colorado

2001 ANNUAL REPORT

Copies of the 2001 Annual Report may be obtained from:
The Secretary, Magna International Inc., 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1
Copies of financial data and other publicly filed documents are available through the internet on the System for Electronic Document Analysis and Retrieval
(SEDAR) which can be accessed at: www.sedar.com. Also see Magna's website at www.magna.com.

A Fair Enterprise Corporation
337 Magna Drive Aurora, Ontario, Canada L4G 7K1
Telephone: (905) 726-2462 Fax: (905) 726-7164
Internet: www.magna.com
©Magna International Inc. 2002. MAGNA and the	logo are registered trademarks of Magna International Inc.
The other trademarks are owned by Magna International Inc. or its various subsidiaries.

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SIGNATURES
EXHIBITS
HIGHLIGHTS
DIVIDENDS
OUTLOOK
MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION
OVERVIEW
THIRD QUARTER HIGHLIGHTS
2002 OUTLOOK
RESULTS OF OPERATIONS
RESULTS OF OPERATIONS — FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002
RESULTS OF OPERATIONS — FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2002
AUTOMOTIVE SEGMENTS
FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES
NEW ACCOUNTING PRONOUNCEMENTS
COMMITMENTS AND CONTINGENCIES
SUBSEQUENT EVENTS
FORWARD-LOOKING STATEMENTS
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
CONSOLIDATED STATEMENTS OF CASH FLOWS
CONSOLIDATED BALANCE SHEETS
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SHAREHOLDER INFORMATION